Exhibit 99.1

5 August 2003

Westpac Banking Corporation
Announcement

        Westpac Banking Corporation will be assessing institutional investor interest in a possible issue of USD Tier 1 hybrid securities outside of Australia and New Zealand pursuant to Rule 144A and Regulation S of the United States Securities Act of 1933.

        This statement does not constitute an offer of any securities for sale or issue. The securities have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.